FORM 8-A/A
                                 Amendment No. 1

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549


                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                   AAON, INC.
                                   ----------
             (Exact name of registrant as specified in its charter)


        Nevada                                            87-0448736
        ------                                            ----------
(State of incorporation)                       (IRS Employer Identification No.)


                     2425 South Yukon, Tulsa, Oklahoma     74107
               (Address of principal executive offices) (Zip Code)


       Securities to be registered pursuant to Section 12(b) of the Act:

   Title of each class                        Name of each exchange on which
   to be so registered                        each class is to be registered
   -------------------                        ------------------------------
          None                                            None

If this form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [ ]

If this form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [X]

       Securities to be registered pursuant to Section 12(g) of the Act:

                               Rights to Purchase
                            Series A Preferred Stock
                            ------------------------
                                (Title of class)

                                      (1)

         This Amendment No. 1 is being filed to amend and restate Item 1 to the Registration Statement on Form 8-A, filed February 26, 1999, by AAON, Inc. (the "Company"), and to include as an exhibit to this Registration Statement the Amendment No. 1 to the Rights Agreement, dated August 20, 2002 by and between the Company and Progressive Transfer Company, as Rights Agent (the "Rights Agent"). Except as amended hereby, there are no other changes to this Registration Statement.

Item 1.  Description of Securities To Be Registered

         On February 18, 1999, the Board of Directors of the Company authorized and declared, effective February 19, 1999, a dividend distribution of one Right for each outstanding share of the Company's common stock, $.004 par value (the "Common Stock"), to stockholders of record at the close of business on March 1, 1999. The description and terms of the Rights are set forth in a Rights Agreement between the Company and the Rights Agent. On August 20, 2002, the Board of Directors of the Company approved an Amendment No. 1 to Rights Agreement (as amended, the "Rights Agreement"). Each Right entitles the registered holder to purchase from the Company one one-thousandth (1/1,000) of a share of Series A Preferred Stock, par value $.001 per share (the "Preferred Stock"), at a Purchase Price of $90.00 per one one-thousandth (1/1,000) of a share, subject to adjustment.

         Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. The Rights will separate from the Common Stock upon the earlier of (i) ten (10) business days following a public announcement that a person or group (other than Norman H. Asbjornson or his affiliates) of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of fifteen percent (15%) or more of the outstanding shares of Common Stock (the "Stock Acquisition Date"), or (ii) ten
(10) business days (or such later date as the Board of Directors shall determine) following the commencement of a tender or exchange offer that would result in a person or group beneficially owning fifteen percent (15%) or more of such outstanding shares of Common Stock. The date the Rights separate is referred to as the "Distribution Date."

         Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after March 1, 1999 will contain a notation incorporating the Rights Agreement by reference, and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificates. Pursuant to the Rights Agreement, the Company reserves the right to require prior to the occurrence of a Triggering Event (as defined below) that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Preferred Stock will be issued.

         The Rights are not exercisable until the Distribution Date and will expire at the close of business on August 20, 2012, unless earlier redeemed by the Company as described below.

         As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates will represent the Rights. Except in connection with shares of Common Stock issued or sold pursuant to the exercise of stock options under any employee plan or arrangements, or upon the exercise, conversion or exchange of securities hereafter issued by the Company, or as otherwise determined by the Board of Directors, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

                                      (2)

         In the event that (i) the Company is the surviving corporation in a merger or other business combination with an Acquiring Person (or any associate or affiliate thereof) and its Common Stock remains outstanding and unchanged,
(ii) any person shall acquire beneficial ownership of more than fifteen percent (15%) of the outstanding shares of Common Stock (except pursuant to (A) certain consolidations or mergers involving the Company or sales or transfers of the combined assets, cash flow or earning power of the Company and its subsidiaries or (B) an offer for all outstanding shares of Common Stock at a price and upon terms and conditions which the Board of Directors determines to be in the best interests of the Company and its stockholders), or (iii) there occurs a reclassification of securities, a recapitalization of the Company or any of certain business combinations or other transactions (other than certain consolidations and mergers involving the Company and sales or transfers of the combined assets, cash flow or earning power of the Company and its subsidiaries) involving the Company or any of its subsidiaries which has the effect of increasing by more than one percent (1%) the proportionate share of any class of the outstanding equity securities of the Company or any of its subsidiaries beneficially owned by an Acquiring Person (or any associate or affiliate thereof), each holder of a Right (other than the Acquiring Person and certain related parties) will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the Purchase Price of the Right. Notwithstanding any of the foregoing, following the occurrence of any of the events described in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. The events described in this paragraph are referred to as "Flip-in Events."

         For example, at a Purchase Price of $100.00 per Right, each Right not owned by an Acquiring Person (or by certain related parties or transferees) following an event set forth in the preceding paragraph would entitle its holder to purchase $200.00 worth of Common Stock (or other consideration, as noted above) for $100.00. Assuming that the Common Stock had a per share market price of $20.00 at such time, the holder of each valid Right would be entitled to purchase ten shares of Common Stock for $100.00.

         In the event that, at any time following the Stock Acquisition Date,
(i) the Company shall enter into a merger or other business combination transaction in which the Company is not the surviving corporation, (ii) the Company is the surviving corporation in a consolidation, merger or similar transaction pursuant to which all or part of the outstanding shares of Common Stock are changed into or exchanged for stock or other securities of any other person or cash or any other property or (iii) more than 50% of the combined assets, cash flow or earning power of the Company and its subsidiaries is sold or transferred (in each case other than certain consolidations with, mergers with and into, or sales of assets, cash flow or earning power by or to subsidiaries of the Company as specified in the Rights Agreement), each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the Purchase Price of the Right. The events described in this paragraph are referred to as "Flip-over Events." Flip-in Events and Flip-over Events are referred to collectively as "Triggering Events."

         The Purchase Price payable, the number and kind of shares covered by each Right and the number of Rights outstanding are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights, options or warrants to subscribe for Preferred Stock or securities convertible into Preferred Stock at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness, cash (excluding regular quarterly cash dividends), assets (other than dividends payable in Preferred Stock) or subscription rights or warrants (other than those referred to in (ii) immediately above).

                                      (3)

         With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least one percent (1%) of the Purchase Price. No fractional shares of Preferred Stock are required to be issued (other than fractions which are integral multiples of one one-thousandth (1/1,000) of a share of Preferred Stock) and, in lieu thereof, the Company may make an adjustment in cash based on the market price of the Preferred Stock on the trading date immediately prior to the date of exercise.

         At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of fifty percent (50%) or more of the outstanding shares of Common Stock, the Board of Directors of the Company may, without payment of the Purchase Price by the holder, exchange the Rights (other than Rights owned by such person or group, which will become void), in whole or in part, for shares of Common Stock at an exchange ratio of one-half (1/2) the number of shares of Common Stock (or in certain circumstances Preferred Stock) for which a Right is exercisable immediately prior to the time of the Company's decision to exchange the Rights (subject to adjustment).

         At any time until the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (payable in cash, shares of Common Stock or other consideration deemed appropriate by the Board of Directors). Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $0.001 redemption price.

         Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of an acquiring company as set forth above or in the event that the Rights are redeemed.

         Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company at any time during the period in which the Rights are redeemable. At any time when the Rights are no longer redeemable, the provisions of the Rights Agreement may be amended by the Board only if such amendment does not adversely affect the interest of holders of Rights (excluding the interest of any Acquiring Person); provided, however, that no amendment may cause the Rights again to become redeemable.

         A copy of the Rights Agreement and Amendment No. 1 to the Rights Agreement, specifying the terms of the Rights, the form of Certificate of Designation, Preferences and Rights of Series A Preferred Stock and the form of Rights Certificate are filed herewith as Exhibits and are incorporated herein by reference. Copies of the Rights Agreement are also available free of charge from the Rights Agent. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement.

                                      (4)

Item 2.   Exhibits

1     Rights Agreement, dated as of February 19, 1999, by and between AAON, Inc.
        and Progressive Transfer Company, as Rights Agent, including exhibits thereto.*

1(a) Amendment No. 1 to Rights Agreement, dated as of August 20, 2002, by and between AAON, Inc. and Progressive Transfer Company, as Rights Agent.**

2     Form of Certificate of Designation, Preferences and Rights of Series A
        Preferred Stock of AAON, Inc. (attached as Exhibit 1 to the Rights Agreement previously filed as Exhibit 1 hereto).*

3     Form of Rights Certificate (attached as Exhibit 2 to the Rights Agreement previously filed as Exhibit 1 hereto).*

*     Previously filed as an exhibit to AAON, Inc.'s Registration
        Statement on Form 8-A, filed February 26, 1999 and incorporated herein by reference.

**    Filed herewith.

                                      (5)

                                    SIGNATURE


Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   AAON, INC.


August 20, 2002                    By  /s/ Norman H. Asbjornson
                                       ---------------------------------------
                                           Norman H. Asbjornson
                                           President

                                      (6)

                                Index to Exhibits

1     Rights Agreement, dated as of February 19, 1999, by and between AAON, Inc.
        and Progressive Transfer Company, as Rights Agent, including exhibits thereto.*

1(a) Amendment No. 1 to Rights Agreement, dated as of August 20, 2002, by and between AAON, Inc. and Progressive Transfer Company, as Rights Agent.**

2     Form of Certificate of Designation, Preferences and Rights of Series A
        Preferred Stock of AAON, Inc. (attached as Exhibit 1 to the Rights Agreement previously filed as Exhibit 1 hereto).*

3     Form of Rights Certificate (attached as Exhibit 2 to the Rights Agreement previously filed as Exhibit 1 hereto).*

* Previously filed as an exhibit to AAON, Inc.'s Registration Statement on Form 8-A, filed February 26, 1999 and incorporated herein by reference.

**    Filed herewith.

                                      (7)

Exhibit 1(a)
------------

                       AMENDMENT NO. 1 TO RIGHTS AGREEMENT


         This AMENDMENT NO. 1 TO RIGHTS AGREEMENT (the "Amendment") is made as of August 20, 2002 between AAON, INC., a Nevada corporation (the "Company"), and PROGRESSIVE TRANSFER COMPANY (the "Rights Agent").

         WHEREAS, the Company and the Rights Agent entered into a Rights Agreement dated as of February 19, 1999 (the "Rights Agreement"), relating to the Rights; and

         WHEREAS, on February 18, 1999, the Board of Directors of the Company authorized and declared, effective February 19, 1999, a dividend distribution of one Right (as hereinafter defined) for each share of Common Stock (as defined in the Rights Agreement) of the Company outstanding at the close of business on March 1, 1999, and has authorized the issuance of one Right for each share of Common Stock of the Company issued between the Record Date (as defined in the Rights Agreement) (whether originally issued or delivered from the Company's treasury) and the Distribution Date (as defined in the Rights Agreement), each Right initially representing the right to purchase one one-thousandth of a share of Series A Preferred Stock of the Company having the rights, powers and preferences set forth in the form of Certificate of Designation, Preferences and Rights attached to the Rights Agreement, upon the terms and subject to the conditions set forth in the Rights Agreement (the "Rights"); and

         WHEREAS, Section 27 of the Rights Agreement provides, that for so long as the Rights are redeemable, the Company may, and the Rights Agent shall, if the Company so directs, supplement or amend any provision of the Rights Agreement without the approval of any holders of Common Stock or Rights Certificates (as defined in the Rights Agreement); provided, however, that the Company may only amend the Rights Agreement to increase the Purchase Price (as defined in the Rights Agreement) and extend the Final Expiration Date (as defined in the Rights Agreement) prior to the Stock Acquisition Date (as defined in the Rights Agreement) or announcement of a tender offer or exchange that would result in a person being the beneficial owner of greater than 20% of the Company's Common Stock; and

         WHEREAS, neither the Distribution Date, the Stock Acquisition Date or such a commencement of a tender offer or exchange has occurred; and

         WHEREAS, the Company and the Rights Agent desire to amend and restate the Rights Agreement to (i) increase the Purchase Price from $60.00 to $90.00;
(ii) extend the Final Expiration Date of the Rights to August 20, 2012; and
(iii) reduce certain triggering thresholds for the determination of an Acquiring Person; and

         WHEREAS, pursuant to Section 27 of the Rights Agreement, on August 20, 2002, the Board of Directors of the Company approved an amendment to the Rights Agreement effective August 20, 2002;

         NOW THEREFORE, in consideration of the premises and the agreements set forth herein and in the Rights Agreement, the parties hereby agree as follows:

         Section 1. Purchase Price Increase. Section 7(b) of the Agreement is hereby amended in its entirety to read as follows:

         "The Purchase Price for each one one-thousandth of a share of Preferred Stock pursuant to the exercise of a Right shall initially be $90.00, and shall be subject to adjustment from time to time as provided in
         Section 11 (Adjustment of Purchase Price; Number and Kind of Shares or Number of Rights) and Section 13(a) (Consolidation, Merger or Sale or Transfer of Assets or Earning Power -- Flip-over Event) and shall be payable in accordance with paragraph (a) of this Section 7."

                                      (8)

         Section 2. Extension of Final Expiration Date. Section 1(u) of the Rights Agreement is hereby amended in its entirety to read as follows:

         (u) "Final Expiration Date" shall mean the Close of Business on August 20, 2012."

         Section 3.  Triggering  Threshold  Reduction.  Section  1(a),
Section 3(a) and Section 27 of the Rights Agreement are hereby amended by replacing all references to "20%" with "15%".

         Section 4. No Further Amendment. Except as expressly amended by this Amendment, the Rights Agreement shall remain in full force and effect as the same was in effect immediately prior to the date of this Amendment.

         Section 5. Governing Law. This Agreement, each Right and each Rights Certificate issued hereunder shall be deemed to be a contract made under the laws of the State of Nevada and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts made and to be performed entirely within such State.

         Section 6. Counterparts. This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.


            [the remainder of this page is intentionally left blank]

                                      (9)

         IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the day and year first above written.

                                          AAON, INC.
Attest:


By:/s/ John B. Johnson                    By:/s/ Norman H. Asbjornson
   -------------------------------------      ----------------------------------
       John B. Johnson, Jr., Secretary           Norman H. Asbjornson, President



                                          PROGRESSIVE TRANSFER
                                          COMPANY
Attest:

By:/s/ Shirrell W. Hughes                    By:/s/ Kurtis D. Hughes
   -------------------------------------        --------------------------------
     Name: Shirrell W. Hughes                     Name: Kurtis D. Hughes
          ------------------------------               -------------------------
     Title: President                             Title: V.P.
           -----------------------------                ------------------------

                                      (10)